SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of September 2014

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On September 16, 2014, DHT Holdings, Inc. (the “Company”) announced the closing (the “Closing”) of its previously announced Share Purchase Agreement (the “Share Purchase Agreement”) with the shareholders (the “Sellers”) of Samco Shipholding Pte. Ltd., a private company limited by shares incorporated under the laws of the Republic of Singapore (“Samco Shipholding”).  Pursuant to the terms of the Share Purchase Agreement, the Company acquired all of the issued and allotted shares of Samco Shipholding from the Sellers for a purchase price of $317,005,000 in cash, less $5,000,000 that was deposited in an escrow fund pending final determination of any purchase price adjustment following the Closing.

Attached hereto as Exhibit 99.1 is a copy of the Company’s press release announcing the Closing, dated September 16, 2014, and it is incorporated herein by reference.

On September 16, 2014, the Company issued a press release announcing the closing of the Company’s previously announced registered direct offering of 23,076,924 shares of the Company’s common stock at a price of $6.50 per share (the “Registered Direct Offering”).

Attached hereto as Exhibit 99.2 is a copy of the Company’s press release announcing the closing of the Registered Direct Offering, dated September 16, 2014, and it is incorporated herein by reference.

On September 16, 2014, the Company issued a press release announcing the closing of the Company’s previously announced private placement of $150,000,000 of its convertible senior notes due 2019 (the “Private Notes Placement”).

Attached hereto as Exhibit 99.3 is a copy of the Company’s press release announcing the closing of the Private Notes Placement, dated September 16, 2014, and it is incorporated herein by reference.

Exhibits List

Exhibit	Description

99.1	Press Release dated September 16, 2014 announcing closing of the Share Purchase Agreement
99.2	Press Release dated September 16, 2014 announcing closing of the Registered Direct Offering
99.3	Press Release dated September 16, 2014 announcing closing of the Private Notes Placement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: September 16, 2014	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer